SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: September/October 2010

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Director/PDMR Shareholding dated 8 September 2010
Enclosure 2	Director/PDMR Shareholding dated 9 September 2010
Enclosure 3	Transaction in Own Shares dated 14 September 2010
Enclosure 4	Director/PDMR Shareholding dated 14 September 2010
Enclosure 5	Transaction in Own Shares dated 16 September 2010
Enclosure 6	Transaction in Own Shares dated 21 September 2010
Enclosure 7	Total Voting Rights dated 30 September 2010
Enclosure 8	Transaction in Own Shares dated 5 October 2010
Enclosure 9	BT REACHES AGREEMENT WITH UK GOVERNMENT dated 15 October 2010
Enclosure 10	Transaction in Own Shares dated 19 October 2010
Enclosure 11	Court judgement on the Crown Guarantee dated 21 October 2010
Enclosure 12	Transaction in Own Shares dated 26 October 2010
Enclosure 13	Total Voting Rights dated 29 October 2010

Enclosure 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE
IAN LIVINGSTON
GAVIN PATTERSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF HOLDINGS OF THE PERSONS REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

ALL SHARES ARE HELD IN THE NAME OF EQUINITI SHARE PLAN TRUSTEES LIMITED

SIR MICHAEL RAKE - 133 SHARES
IAN LIVINGSTON - 202 SHARES
GAVIN PATTERSON - 225 SHARES

 10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

141 pence

14. Date and place of transaction

06 SEPTEMBER 2010 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE
PERSONAL HOLDING: 109,656 ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME:  OPTIONs OVER 13,595 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING: 1,155,463 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: SHARES - 1,399,516
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 5,146,430
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES.

GAVIN PATTERSON
PERSONAL HOLDING: SHARES - 439,383
BT GROUP DEFERRED BONUS PLAN: SHARES - 354,891
BT GROUP INCENTIVE SHARE PLAN: SHARES - 2,446,087
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

16. Date issuer informed of transaction

07 SEPTEMBER 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

24. Name of contact and telephone number for queries

ANDREW BENNETT - 020 7356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

08 SEPTEMBER 2010

END

Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

ROEL LOUWHOFF

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ROEL LOUWHOFF

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HSDL NOMINEES LIMITED

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

ROEL LOUWHOFF - 17,524 SHARES

 10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

140.2 pence

14. Date and place of transaction

07 September 2010 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

ROEL LOUWHOFF

PERSONAL HOLDING: 554,815 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: SHARES - 484,984
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 1,194,347

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 8,632 SHARES.

16. Date issuer informed of transaction

08 SEPTEMBER 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANDREW BENNETT - 020 7356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

09 SEPTEMBER 2010

END

Enclosure 3

Tuesday 14 September 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 7,868 ordinary shares at a minimum price of nil cost and a maximum price of 171 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 391,669,237 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,759,557,792

The above figure (7,759,557,792) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON
SALLY DAVIS
ROEL LOUWHOFF
GAVIN PATTERSON
CLIVE SELLEY
TONY CHANMUGAM
JEFF KELLY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON

BT GROUP DEFERRED BONUS PLAN 2008:   7,419 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:   8,969 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:  29,365 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008:   46,860 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009:   66,607 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:  54,787 SHARES

SALLY DAVIS

BT GROUP DEFERRED BONUS PLAN 2008:  3,477 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:  2,407 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:  6,831 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008:   7,350 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 10,448 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:   9,739 SHARES

ROEL LOUWHOFF

BT GROUP DEFERRED BONUS PLAN 2008:   4,932 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:   2,838 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:   8,084 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008:   9,188 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 15,237 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 13,820 SHARES

GAVIN PATTERSON

BT GROUP DEFERRED BONUS PLAN 2008:  3,027 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:  3,165 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:  8,893 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008:  22,970 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009:  32,650 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:  24,349 SHARES

CLIVE SELLEY

BT GROUP DEFERRED BONUS PLAN 2008:  1,567 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:  1,567 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:  1,540 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 3,123 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 4,936 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 7,304 SHARES

TONY CHANMUGAM

BT GROUP DEFERRED BONUS PLAN 2008:  1,744 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:  2,011 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:  8,449 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008:    4,869 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009:  31,018 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:  23,132 SHARES

JEFF KELLY

BT GROUP DEFERRED BONUS PLAN 2010:    2,111 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:  25,700 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:  23,862 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£1.4070 pence

14. Date and place of transaction

10 SEPTEMBER 2010, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON

PERSONAL HOLDING: 1,155,463  ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2008:  234,365 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:  283,327 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:  927,577 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008:  1,480,192 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009:  2,103,936 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:  1,730,556 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES

SALLY DAVIS

PERSONAL HOLDING: 267,585 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2008:  109,858 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:    76,037 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:  215,771 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008:  232,184 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009:  330,028 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:  307,653 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 343,732 SHARES

ROEL LOUWHOFF

PERSONAL HOLDING:  554,815 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2008:  155,802 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:    89,663 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:   255,373 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008:  290,231 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009:  481,292 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:  436,536 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,632 SHARES

GAVIN PATTERSON

PERSONAL HOLDING: 439,383 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2008:   95,638 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:   99,997 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 280,926 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008:    725,582 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 1,031,339 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:    769,135 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

CLIVE SELLEY

PERSONAL HOLDING: 62,089 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2008:    49,506 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:    49,503 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:    48,649 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008:    98,675 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009:  155,937 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:  230,739 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 74,028 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES

TONY CHANMUGAM

PERSONAL HOLDING: 224,416 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2008:   55,101 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:   63,540 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:  266,880 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008:  153,820 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009:  979,773 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:  730,678 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 37,384 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES

JEFF KELLY

PERSONAL HOLDING: 222,550 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2010:    66,706 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:  811,796 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:  753,752 SHARES

16. Date issuer informed of transaction

10 SEPTEMBER 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

MARIE STOCKWELL

Date of notification

14 SEPTEMBER 2010

END

Enclosure 5

Thursday 16 September 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 318 ordinary shares at a price of nil cost per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 391,668,919 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,759,558,110

The above figure (7,759,558,110) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 6

Tuesday 21 September 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 11,817 ordinary shares at a price of 61 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 391,657,102 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,759,569,927

The above figure (7,759,569,927) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 7

Thursday 30 September 2010

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 September 2010, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 391,657,102 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,759,569,927.

The above figure (7,759,569,927) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 8

Tuesday 5 October 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 1,220 ordinary shares at a minimum price of 61 pence per share and a maximum price of 68 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 391,655,882 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,759,571,147

The above figure (7,759,571,147) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 9

 October 15, 2010

BT REACHES AGREEMENT WITH UK GOVERNMENT

BT today announced it has signed a Memorandum of Understanding with the UK Government following discussions led by Cabinet Office minister Francis Maude. All of BT's central Government contracts were covered by these discussions and remain in place.

Talks focused on new arrangements designed to deliver efficiencies, many of them achieved by changes which will enable wider economies of scale while yielding genuine benefits to government.

Jeff Kelly, CEO of BT Global Services, said: "This agreement means BT will continue to play a central role in the transformation of public services which make a real difference to the lives of people in the UK every day. Having found efficiencies in our own business, we have considerable experience which can help the Government meet its efficiency objectives.

"We are very proud of our long-standing relationship with the UK Government. With today's agreement, we will continue to be one of its largest suppliers of networked IT services. Many of BT's existing contracts have already delivered financial savings and operational efficiencies, demonstrating the benefits of public-private partnerships."

. There is no change to our overall outlook as a result of this agreement.

ENDS

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre

About BT

BT is one of the world's leading providers of communications solutions and services operating in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale. In the year ended 31 March 2010, BT Group's revenue was £20,911 million. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York. For more information, visit www.bt.com/aboutbt

Enclosure 10

Tuesday 19 October 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 7,612 ordinary shares at the price of  61 pence per share.

The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 391,648,270 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,759,578,759.

The above figure (7,759,578,759) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 11

BT Group plc
Court judgment on the Crown Guarantee

Judgment has today been given in the Royal Courts of Justice on the scope and extent of the Government's obligations in respect of the Crown Guarantee.

The key point in the judgment is confirmation that, in the unlikely event of BT becoming insolvent, the Crown Guarantee can cover members who joined the BT Pension Scheme both before and after privatisation. A further hearing is expected to resolve some outstanding points of detail1.

Additionally, the extent of the Crown Guarantee should be calculated on a "buyout" basis (i.e. the cost of buying annuities to fund the liability) rather than the outstanding deficiency contribution payments under the recovery plan.

BT welcomes the fact that the judgment provides our employees and members of the BT Pension Scheme with further clarity regarding the extent of the Government's obligations.

The judgment, whilst welcome, has no impact on our agreed payments to the Scheme.

Notes to editors:

1There are still some issues outstanding as to whether certain classes of members and benefits are covered. However, the judge has made clear that scheme members employed by participating employers other than BT, who were not originally employed by BT, are not covered by the Crown Guarantee.
2This is a case which BT has fully supported and was only a defendant as a technicality

About BT
BT is one of the world's leading providers of communications solutions and services operating in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2010, BT Group's revenue was £20,911 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

Enclosure 12

Tuesday 26 October 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 6,147 ordinary shares at a minimum price of 61 pence per share and a maximum price of 68 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 391,642,123 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,759,584,906

The above figure (7,759,584,906) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 13

Friday 29 October 2010

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 29 October 2010, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 391,642,123 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,759,584,906.

The above figure (7,759,584,906) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date  01 November 2010